

October 26, 2012

Via E-mail
Ms. Karin Weaver
Biglari Holdings Inc.
17802 IH 10 West, Suite 400
San Antonio, Texas 78257

> **Re: Cracker Barrel Old Country Store, Inc.**
> **Definitive Additional Proxy Soliciting Materials**
> **Filed on October 25, 2012 by Biglari Holdings Inc.**
> **File No. 001-25225**

Dear Ms. Weaver:

We have reviewed your filings and have the following comments.

General

1.   Please provide support for the assertion that your nominees will bring to the board of directors "experience in engineering an operational turnaround" and "a history of generating shareholder value at Biglari Holdings."

2.   We note your response to the first bullet point of prior comment 1. We also note your statements on page 10 that Biglari Holdings is a "diversified holding company" and that Cracker Barrel falls into the "pile of a partially-owned business." We continue to request support for these assertions, noting, as in our prior comment, that 99.5% of your net revenues for fiscal 2011 appear to have come from just two operations, both in the restaurant industry and both wholly owned by you.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
Michael R. Neidell, Esq.
Olshan Frome Wolosky LLP